Gary  R.  Henrie  Attorney  at  Law

10616  Eagle  Nest  Street
Las  Vegas,  NV  89141

Telephone:  (702)  616-3093
Facsimile:  (702)  263-8102
E-mail:     grhlaw@cox.net

October 18, 2004

Board  of  Directors
Custom Branded Internet,  Inc.
821 E. 29th
North Vancouver, B.C.  V7K  1B6

Re:  2,000,000 Shares Common Stock $.001 Par Value
     Form S-8 Registration Statement

Ladies  and  Gentlemen:

As  special  securities  counsel  for Custom Branded Networks, Inc., a
Nevada corporation (the "Company"), you have requested my opinion in connection with the preparation and filing with the United States Securities and Exchange Commission of a Registration Statement on Form S-8 (the "Registration Statement") registering 2,000,000 shares of the Company's common stock, $.001 par value per share, for issuance pursuant to a certain Compensation Agreement (the Agreement), which is attached to the Registration Statement as an exhibit. The contents of the Registration Statement, with exhibits thereto, is hereby incorporated by reference.

I have examined such records and documents and made such examination of law as I have deemed relevant in connection with this opinion. Based on the foregoing, and subject to the caveat identified below, I am of the opinion that the 2,000,000 shares covered by said Registration Statement, when issued in accordance with the terms of the Agreement and the Prospectus forming a part of the Registration Statement, will be legally issued, fully-paid and non-assessable. Moreover, my opinion is limited to the due issuance of such shares covered by the Registration Statement and the Agreement that are issued for services deemed to be permissible pursuant to SEC Release No. 33-7647 (February 25, 1999).

I hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement.

Sincerely,

/s/  Gary  R.  Henrie
Gary  R.  Henrie